UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated February 8, 2011.

FOR IMMEDIATE RELEASE

For more information contact:

Rosita Covarrubias / Carolina Burgos

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com; www.ccu.cl

(56-2) 427-3581 / (56-2) 427-3104

CCU S.A. REPORTS CONSOLIDATED FOURTH QUARTER 2010 AND FULL YEAR RESULTS(1)

FOURTH QUARTER

Net sales up 8.3%, Operating result increases 15.0%, EBITDA(2) up 13.2%

Net profit(3) up 12.5% to CLP 115.7 per share

FULL YEAR

Net sales up 7.9%, Operating result increases 18.0%, EBITDA(2) up 14.2%

Net profit(3) down 13.5% to CLP 347.6 per share

FULL YEAR BEFORE NON RECURRING ITEMS (NRI) Operating result before NRI increases 13.0%, EBITDA(2) before NRI up 10.4% Net profit before NRI up 5.9% to CLP 338.8 per share

(Santiago, Chile, February 2, 2011) -- CCU announced today its consolidated financial results under IFRS for the fourth quarter ended December 31, 2010. (1)

COMMENTS FROM THE CEO

We are pleased with CCU’s fourth quarter performance. The consolidated volumes grew 4.5% to 5.2 million Hectoliters, with the contribution of the following segments: Non alcoholic with 7.4%, Beer Argentina increased 6.5%, Spirits was up 5.9%, Beer Chile grew 1.6%, which all together more than compensated the 6.0% decrease in Wine volume. These volume variations are in line with the private consumption expansion derived from the Chilean GDP growth which, after the 4.8% and 6.2% for October and November, is expected to be 6% for the quarter. Notwithstanding, the growth of our volumes in Chile was moderated by a lower temperature than normal in December. Pursuant CCU’s price increases disclosed in the third quarter’s Press Release and the Non alcoholic beverages price increase implemented during November, the Q4 average price was 3.4% higher this year. As a consequence, Net sales increased 8.3%, to CLP 250,725 million.

(1)Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

(2)EBITDA represents Operating result or EBIT plus depreciation and amortization. EBITDA is not a calculation based on IFRS principles. For more detail, please see full note before Exhibits.

(3)Net profit attributable to parent company shareholders as per IFRS.

(4)All the comments below refers to Q4’10 figures compared to Q4’09.

1

The Net profit increased 12.5% due to a higher operating margin, lower expenses as a percentage of Net sales and lower non-operating loss, partially compensated by higher taxes. EBITDA increased 13.2% to CLP 63,303 million and the EBITDA margin grew one percentage point, from 24.2% to 25.2%, mainly driven by margin improvement in the beer business in Chile and Argentina.

The positive effect of the 7.3% Chilean peso appreciation in Q4’10 in comparison to the same period last year helped to partially offset higher costs. However, the appreciation of the peso vis a vis the foreign currencies was detrimental for the wine export business.

On December 27 the Company acquired a Cider business in Argentina in line with the Company’s strategy to develop our multicategory business model in that country, to leverage our growing sales and distribution capabilities. For USD 13.2 million we obtained a controlling participation in Sáenz Briones and Sidra La Victoria, which have a combined estimated market share of 23% and an estimated EBITDA of USD 4 million. The yearly sales of both companies are 214 thousand hectoliters of cider and 31 thousand hectoliters of mostly other liquors.

Reflecting on 2010, we are very satisfied having delivered these results following the severe earthquake and tsunami that stroke Chile on February 27, causing damages in our beer and wine operations as well as inventory losses. We were able to resume production activities within a month and ended the year with a record of 17.3 million hectoliters sold, and the generation of an EBITDA of over CLP 200 billion, excluding NRI. We expect to reach a final settlement with the insurance companies in the first quarter of 2011 and to reflect the results in the reporting of the quarter. In the meantime, we maintain an account receivable for CLP 27,204 million against which we have received cash advances for CLP 21,722 million from the insurance companies.

Looking ahead, we will not only continue our efforts to grow and strengthen our current core business organically, but also to pursue actively a strategy of inorganic growth in beverage and food related businesses, domestically as well as in surrounding markets.

2

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q4’10         Total Net sales increased 8.3% to CLP 250,725 million as a result of 4.5% higher consolidated volumes and 3.4% higher average price. Volumes increased in the following segments: the Non-alcoholic beverages increased 7.4%, Beer Argentina was up by 6.5%, Spirits was 5.9% higher, our Beer segment in Chile achieved a 1.6% larger volume, which all together more than compensated the 6.0% decrease in Wine. The higher average price is mainly explained by a 10.2% increase in the average price of Beer in Argentina, 4.0% increase in Wine, 3.8% price increase in Beer Chile, 3.1% in Non-alcoholic beverages and 1.6% in Spirits. Prices increased due to changes in mix as well as a price list rises in previous quarters, in addition to price increase implemented during November in the Non-alcoholic segment.

2010              Accumulated Net sales increased 7.9% amounting to CLP 838,258 million, as a result of 6.2% higher consolidated volumes and 1.9% higher average prices.

       * Percentage calculations exclude “Other/Eliminations”

3

Net sales by segment

	Q4 (million CLP)
	2010		2009		% Chg.
Beer Chile	91,060	36.3%	86,777	37.5%	4.9%
Beer Argentina	50,687	20.2%	43,327	18.7%	17.0%
Non-alcoholic beverages	66,424	26.5%	59,308	25.6%	12.0%
Wine	31,634	12.6%	32,399	14.0%	-2.4%
Spirits	11,490	4.6%	10,694	4.6%	7.4%
Other/Eliminations	-571	-0.2%	-942	-0.4%	-
TOTAL	250,725	100.0%	231,562	100.0%	8.3%

	YTD (million CLP)
	2010		2009		% Chg.
Beer Chile	287,981	34.4%	278,170	35.8%	3.5%
Beer Argentina	156,363	18.7%	137,296	17.7%	13.9%
Non-alcoholic beverages	223,476	26.7%	201,512	25.9%	10.9%
Wine	132,293	15.8%	124,726	16.1%	6.1%
Spirits	43,218	5.2%	38,830	5.0%	11.3%
Other/Eliminations	-5,072	-0.6%	-3,988	-0.5%	-
TOTAL	838,258	100.0%	776,544	100.0%	7.9%

GROSS PROFIT

Q4’10        Increased 8.7% to CLP 139,649 million as a result of 8.3% higher Net sales, partially offset by 7.8% higher Cost of goods sold (COGS) which amounted to CLP 111,076 million. As a percentage of Net sales, the COGS decreased from 44.5% in Q4’09 to 44.3% in Q4’10. Consequently, the Gross profit, as a percentage of Net sales, increased from 55.5% in Q4’09 to 55.7% this quarter.

2010          Increased 10.5% to CLP 454,445 million and, as a percentage of Net sales, the consolidated Gross profit increased from 53.0% to 54.2% when compared to 2009.

OPERATING RESULT

Q4’10         Increased 15.0% to CLP 50,842 million due to the higher Gross profit, partially offset by higher Marketing/Selling, Distribution and Administrative expenses (MSD&A). MSD&A expenses increased in Q4’10 by 6.2%, to CLP 90,041 million. MSD&A expenses, as a percentage of Net sales, decreased from 36.6% in Q4’09 to 35.9% in Q4’10. The consolidated operating margin increased from 19.1% in Q4’09 to 20.3% in Q4’10.

2010          Increased 18.0% amounting to CLP 162,049 million and the operating margin was 19.3%, increasing 1.6 percentage points when compared to 2009 due to a better performance and also to a non recurring item (NRI) derived from the sale of a site in Lima, which generated a one time profit before taxes of CLP 6,791 million. The accumulated Operating result before NRI increased 13.0% and its margin grew from 17.7% in 2009 to 18.5% in 2010.

4

                 * Percentage calculations exclude “Other/Eliminations”

            Operating result and Operating margin by segment

	Q4
	Operating result (million CLP)			Operating margin
	2010	2009	% Chg	2010	2009
Beer Chile	30,488	26,926	13.2%	33.5%	31.0%
Beer Argentina	8,905	5,716	55.8%	17.6%	13.2%
Non-alcoholic beverages	9,353	9,699	-3.6%	14.1%	16.4%
Wine	917	2,629	-65.1%	2.9%	8.1%
Spirits	1,573	1,474	6.7%	13.7%	13.8%
Other/Eliminations	-395	-2,240	-82.4%	-	-
TOTAL	50,842	44,204	15.0%	20.3%	19.1%

	YTD
	Operating result (million CLP)			Operating margin
	2010	2009	%Chg	2010	2009
Beer Chile	85,295	77,191	10.5%	29.6%	27.7%
Beer Argentina	22,028	17,328	27.1%	14.1%	12.6%
Non-alcoholic beverages	32,364	24,686	31.1%	14.5%	12.3%
Wine	10,256	12,220	-16.1%	7.8%	9.8%
Spirits	6,409	6,421	-0.2%	14.8%	16.5%
Other/Eliminations	5,698	-464	NM	-	-
TOTAL	162,049	137,382	18.0%	19.3%	17.7%

EBITDA

Q4’10         Increased 13.2% to CLP 63,303 million and the consolidated EBITDA margin increased from 24.2% in Q4’09 to 25.2% in Q4’10, mainly explained by better  results in Beer Chile and Beer Argentina.

2010              Increased 14.2% to CLP 207,250 million and the EBITDA margin grew from 23.4% in Q4’09 to 24.7% in Q4’10. The accumulated EBITDA before NRI increased 10.4% to CLP 200,459 and the margin increased from 23.4% in 2009 to 23.9% in 2010.

5

                                             * Percentage calculations exclude “Other/Eliminations”

EBITDA by segment

	Q4
	EBITDA (million CLP)			EBITDA margin
	2010	2009	% Chg	2010	2009
Beer Chile	35,565	30,905	15.1%	39.1%	35.6%
Beer Argentina	10,179	6,858	48.4%	20.1%	15.8%
Non-alcoholic beverages	11,967	12,252	-2.3%	18.0%	20.7%
Wine	2,533	4,186	-39.5%	8.0%	12.9%
Spirits	1,983	1,978	0.3%	17.3%	18.5%
Other/Eliminations	1,076	-239	-	-	-
TOTAL	63,303	55,940	13.2%	25.2%	24.2%

	YTD
	EBITDA (million CLP)			EBITDA margin
	2010	2009	% Chg	2010	2009
Beer Chile	101,041	92,138	9.7%	35.1%	33.1%
Beer Argentina	26,879	21,943	22.5%	17.2%	16.0%
Non-alcoholic beverages	41,982	34,375	22.1%	18.8%	17.1%
Wine	16,727	19,100	-12.4%	12.6%	15.3%
Spirits	8,081	8,221	-1.7%	18.7%	21.2%
Other/Eliminations	12,540	5,736	-	-	-
TOTAL	207,250	181,513	14.2%	24.7%	23.4%

6

ALL OTHER

Q4’10         In All other we include the following: Net financing expenses, Share of profits of associates and joint ventures, Exchange rate differences, Result of indexed units and Other gains/(losses). The total variation of these accounts, when compared to the same quarter last year, is a lower loss of CLP 1,101 million mainly explained by:

•         Net financing expenses, which decreased CLP 374 million to CLP 2,142 million, as a result of higher cash and cash equivalent balances.

•         Other gains/(losses) and Exchange rate differences, which resulted in a lower loss of CLP 908 million mostly due to hedge effects to compensate foreign exchange (fx) variations on taxes.

                        All of the above was partially compensated by:

•         Share of profits of associates and joint ventures, which decreased CLP 170 million, mainly explained by lower results in FOODs Compañía de Alimentos CCU S.A. and in Viña Valles de Chile S.A.

    2010                       Reduced with CLP 30,163 million from a profit of CLP 15,707 million to a loss of CLP 14,456 million. The accumulated Result of indexed units represented a lower profit of CLP 9,270 million in 2010 due to a negative UF variation caused by deflation in 2009. Other gains/(losses) considers the absence of CLP 24,439 million one time profit in 2009 generated by the sale of 29.9% of Aguas CCU-Nestlé Chile S.A., partially compensated by higher results of CLP 1,860 million  related to hedges to compensate foreign currency variations on taxes. Finally, the Net Financing expenses are CLP 2,079 million lower due to a lower debt balance.

INCOME TAX

Q4’10                     Income tax increased CLP 4,483 million mostly due to current year’s higher income before taxes and to a negative effect of fx variations on taxes.

2010                      Increased CLP 15,932 million mainly due to the absence this year of non recurrent positive effects in 2009, the additional tax paid on the Peru site sale’s profit and a negative effect of fx variations on taxes.

MINORITY INTEREST

Q4’10         Decreased CLP 845 million to CLP 2,075 million mostly due to the lower results in Viña San Pedro Tarapacá and Aguas CCU-Nestlé.

2010           Decreased CLP 4,091 million to CLP 9,237 million mainly explained by the absence in 2010 of a non recurring positive effect in 2009 in Aguas CCU-Nestlé and by the lower results in Viña San Pedro Tarapacá and in Aguas CCU-Nestlé.

7

NET PROFIT

Q4’10         Increased CLP 4,102 million to CLP 36,845 million due mostly to higher Operating result, lower Non operating loss and lower Minority interest, partially compensated by higher Income tax.

 2010          Decreased CLP 17,338 million to CLP 110,700 million due mostly to: a) the absence this year of the CLP 19,920 million non recurring net profits, after taxes, generated by the 29.9% sale of the water business to Nestlé; b) the absence in 2010 of other positive restructuring effects for CLP 6,223 million, and c) the absence of the negative UF variation and the subsequent profit generated in 2009.

                 The following chart shows the reconciliation of the actual results with those before non recurring items:

NON RECURRING ITEMS EFFECTS - CLP MM
	2010	2009	Variation

OPERATING RESULT	162,049	137,382	18.0%
NON RECURRING ITEMS
PERU SITE SALE	(6,791)	-
OPERATING RESULT before NRI	155,258	137,382	13.0%

EBITDA	207,250	181,513	14.2%
NON RECURRING ITEMS
PERU SITE SALE	(6,791)	-
EBITDA before NRI	200,459	181,513	10.4%

NET PROFIT	110,700	128,037	-13.5%
NON RECURRING ITEMS
PERU SITE SALE	(2,802)
29.9% WATER BUSINESS SALE		(19,920)
OTHER RESTRUCTURING EFFECTS		(6,223)
NET PROFIT before NRI	107,898	101,894	5.9%

8

BUSINESS UNITS HIGHLIGHTS (Exhibits 3 and 4)

Business segments are reflected in the same way that each Strategic Business Unit (SBU) is managed. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses and the result of the logistics subsidiary are included in “Other/Eliminations”.

BEER CHILE

Net sales increased 4.9% to CLP 91,060 million as a result of 1.6% higher sales volume and 3.8% higher average prices.

Operating result increased 13.2% to CLP 30,488 million, mainly as a result of higher Gross profit and lower MSD&A expenses. The Gross profit increase is explained by higher Net sales, partially offset by higher COGS which increased 7.6% to CLP 34,575 million due to a higher participation of the one way packages in the mix. As a percentage of Net sales, COGS increased from 37.0% in Q4’09 to 38.0% in Q4’10. The MSD&A expenses decreased 4.5% to CLP 26,063 million due mostly to lower marketing expenses. As a percentage of Net sales, MSD&A decreased from 31.5% to 28.6%. The operating margin increased from 31.0% to 33.5%.

EBITDA    increased 15.1% to CLP 35,565 million and the EBITDA margin was 39.1% or 3.5  percentage points higher than in Q4’09.

Comments Sales have shown a deceleration due to a lower temperature than normal in December. Due to a very competitive pricing landscape Beer Chile continued with promotions and discounts. Raw materials cost in Chilean pesos is lower this year because of a stronger peso as compared to the dollar; however, one way packaging products, which have a higher cost, have had a more significant growth, thus neutralizing the lower cost.

We have to estimate our market share since there are no official market volume statistics available. Our best estimate for the full year 2009 was 85.3% and for 2010 is 82.8%.

Reflecting on 2010, we are very satisfied on the financial results delivered following this severe earthquake and tsunami that stroke Chile on February 27, causing damages in our beer production installations as well as inventory losses. We were able to resume production activities within a month ending the year with a record of 5.1 million hectoliters sold (1.5% over last year) and generating an EBITDA of more than CLP 100 billion growing 9.7% versus 2009, improving our EBITDA margin 2 percentage points in the year.

BEER ARGENTINA

Net sales measured in Chilean pesos increased 17.0% to CLP 50,687 million, as a result of 6.5% higher sales volumes and 10.2% higher average prices in order to partially compensate the increase in costs and expenses due to inflation.

9

 Operating result measured in Chilean pesos increased 55.8% to CLP 8,905 million in Q4’10, as a consequence of higher Gross profit, partially compensated by higher MSD&A. Gross profit increased due to higher Net sales, partially compensated by higher COGS which increased 7.8%, to CLP 20,094 million this quarter.  As a percentage of Net sales, COGS decreased from 43.0% to 39.6% in Q4’10. MSD&A expenses increased 15.4% from CLP 18,993 million to CLP 21,914 million due to inflationary pressures, unionization of sales personnel, higher distribution costs, sales taxes and the introduction of Schneider’s new brand image.  As a percentage of Net sales, MSD&A expenses decreased from 43.8% to 43.2%. The operating margin increased from 13.2% in Q4’09 to 17.6% in Q4’10.

EBITDA    increased 48.4% or CLP 3,321 million to CLP 10,179 million this quarter and the EBITDA margin increased from 15.8% to 20.1%.

Comments On December 27 the Company acquired a Cider business. For USD 13.2 million we obtained a controlling participation in Sáenz Briones and Sidra La Victoria, which have a combined estimated market share of 23% and an estimated EBITDA of USD 4 million. The yearly sales of both companies are 214 thousand hectoliters of cider and 31 thousand hectoliters of mostly other liquors. Also, on December 20, 2010 CCU’s subsidiary Inversiones Invex CCU Limitada acquired 4.04% of the Compañía Cervecerías Unidas Argentina S.A. shares from Anheuser-Busch Investment S.L. CCU, through its subsidiary Inversiones Invex CCU Limitada, reached 100% of CCU Argentina’s ownership. This transaction does not have any effect on the Budweiser brand production and sales/distribution contract, which expires in 2025.

NON-ALCOHOLIC BEVERAGES

Net sales increased 12.0% to CLP 66,424 million due to higher volumes of 7.4% and a 3.1% increase in the average price.

Operating result decreased 3.6% to CLP 9,353 million as a consequence of higher COGS and higher MSD&A expenses partially compensated by higher Net sales.  COGS increased 12.6% to CLP 32,629 million mainly due to price increases in raw material such as sugar, pulp and resin. COGS, as a percentage of Net sales, increased from 48.9% to 49.1%. As a consequence, gross margin decreased from 51.1% to 50.9%. MSD&A increased 18.4% to CLP 24,581 million mainly due to higher distribution and marketing expenses. Consequently, as a percentage of Net sales, MSD&A increased from 35.0% to 37.0% and the operating margin decreased from 16.4% to 14.1%.

EBITDA    decreased 2.3% to CLP 11,967 million and the EBITDA margin decreased to 18.0%, 2.6 percentage points lower than in Q4’09.

Comments Volumes had a positive performance in all categories during the quarter: soft drinks increased 7.1%, water 2.2% and nectars 18.2%. The segment’s average price increased 3.1% due mostly to a 3% price increase in all categories implemented during November. Conversely, the water and nectar average price decreased due to a higher mix of larger packages, which tend to have a lower price per hectoliter. Raw materials price increases (fruit pulp, sugar and resin) generated a cost increase not fully compensated by the appreciation of the Chilean peso, causing direct costs per unit to increase 6.2% in the quarter.

10

WINE

Net sales decreased 2.4% to CLP 31,634 million due to a decrease in volume of 6.0% excluding bulk wine, partially offset by an increase of 4.0% in the segment’s average price in CLP. The Chile domestic volume decreased 1.2% while it’s average price increased 29.7%. Chile exports volume decreased 7.9% and the average price decreased 7.4% when expressed in Chilean pesos. In dollar terms, the average export price increased 2%. Argentina’s wine volume decreased 24.7% while the average price increased 12.6%.

Operating result decreased 65.1% from CLP 2,629 million to CLP 917 million in Q4’10, due mostly to lower Net sales and higher COGS. COGS increased 4.2% from CLP 20,138 million to CLP 20,978 million mainly due to higher cost of wine as raw material for domestic table wine sales. As a percentage of Net sales, COGS increased from 62.2% to 66.3%. Consequently, the gross margin decreased from 37.8% to 33.7% in Q4’10. MSD&A remained flat in comparison with the same period last year. As a percentage of Net sales, MSD&A increased from 30.3% to 31.1%.  As a consequence, the operating margin decreased from 8.1% in Q4’09 to 2.9% in Q4’10.

EBITDA    decreased 39.5% to CLP 2,533 million and the EBITDA margin decreased from 12.9% to 8.0%.

Comments The Company has been increasing prices in order to overcome the higher cost of wine (as raw material) and the appreciation of the Chilean peso which has negatively affected exports Net sales. This, in combination with a better sales mix, has been reflected in the better average prices, and has helped to partially offset the very challenging cost and foreign exchange condition. The 29.7% price increase in the domestic market was the consequence of a price increase in August of 6% on top of the 8% increase in April, and of an improvement in our sales mix, more focused on bottled wine.

SPIRITS

Net sales increased 7.4% to CLP 11,490 million due to 5.9% higher volume and 1.6% higher average prices.

Operating result increased 6.7% from CLP 1,474 million to CLP 1,573 million, mainly due to higher Net sales partially compensated by higher COGS and higher MSD&A expenses. COGS increased 2.4% from CLP 5,951 million to CLP 6,093 million due to finished product inventory depletion.  COGS as a percentage of Net sales decreased from 55.6% to 53.0%. MSD&A increased 21.6% to CLP 4,040 million, mostly due to higher marketing and personnel expenses. As a percentage of Net sales, MSD&A increased from 31.1% to 35.2%. As a consequence, the operating margin decreased slightly from 13.8% to 13.7%.

11

EBITDA    increased 0.3% from CLP 1,978 million to CLP 1,983 million, while the EBITDA margin decreased from 18.5% to 17.3%.

Comments The industry is showing a positive trend compared to last year. The performance improvement of Pisco is mostly explained by the strengthening of all our super premium brands, which grew 79% in the quarter. To strengthen the product portfolio, the Company acquired “Fehrenberg”, a traditional Chilean liqueur brand.

(The exhibits to follow, figures have been rounded and may not sum exactly the totals shown.)

Note: EBITDA represents Operating result or EBIT plus depreciation and amortization. Both EBIT and EBITDA are not a calculation based on IFRS principles. However, both are derived from amounts included in the financial statements, according to the following: a) EBIT is equivalent to Income (loss) before taxes, and before other items such as Net financing expenses, Share of profits of associates and Joint ventures, Exchange rate differences, Results of indexes units, Results of hedge instruments and Marketable securities, and Results from the sales of interest in subsidiaries; b) EBITDA is equivalent to EBIT before Depreciation and Amortization.

EBITDA is presented as supplementary information because management believes that EBITDA is useful in assessing the Company’s operations. EBITDA is useful to evaluate the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and other results, items that may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies.

12

Exhibit 1: Income Statement (Fourth Quarter 2010)
Q4	2010	2009	2010(1)	2009(1)	VARIANCE %
	(CLP million)	(CLP million)	(US$ million)	(US$ million)
Core revenue	245,230	226,933	524.0	484.9	8.1
Other revenue	5,495	4,673	11.7	10.0	17.6
Interco sales revenue	0	(44)	0.0	(0.1)	-
Net sales	250,725	231,562	535.7	494.8	8.3
Cost of goods sold	(111,076)	(103,070)	(237.3)	(220.2)	7.8
% of net sales	44.3	44.5	44.3	44.5
Gross profit	139,649	128,493	298.4	274.6	8.7
MSD&A (2)	(90,041)	(84,788)	(192.4)	(181.2)	6.2
% of net sales	35.9	36.6	35.9	36.6
Other operating income/(expenses)	1,234	499	2.6	1.1	147.5
OPERATING RESULT before NRI	50,842	44,204	108.6	94.5	15.0
% of net sales	20.3	19.1	20.3	19.1
Other NRI	0	0	0.0	0.0	-
OPERATING RESULT	50,842	44,204	108.6	94.5	15.0
% of net sales	20.3	19.1	20.3	19.1
Net financing expenses	(2,142)	(2,516)	(4.6)	(5.4)	(14.9)
Share of profits of associates and joint ventures	340	509	0.7	1.1	(33.3)
Exchange rate differences	(262)	(1,764)	(0.6)	(3.8)	(85.2)
Results of indexed units	(1,064)	(1,053)	(2.3)	(2.3)	1.0
Other gains/(losses)	(801)	(206)	(1.7)	(0.4)	n/a
INCOME/(LOSS) BEFORE TAXES	46,912	39,173	100.2	83.7	19.8
Income tax	(7,992)	(3,510)	(17.1)	(7.5)	127.7
NET PROFIT FOR THE PERIOD	38,920	35,663	83.2	76.2	9.1

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	36,845	32,743	78.7	70.0	12.5
MINORITY INTEREST	2,075	2,920	4.4	6.2	(28.9)

Net profit attributable to Parent Company	14.7	14.1	14.7	14.1
Shareholders as % of net sales

Earnings per share	115.7	102.8	0.2	0.2	12.5
Earnings per ADR	578.4	514.0	1.2	1.1	12.5

EBITDA(3) before NRI	63,303	55,940	135.3	119.5	13.2
% of net sales	25.2	24.2	25.2	24.2
EBITDA(3)	63,303	55,940	135.3	119.5	13.2
% of net sales	25.2	24.2	25.2	24.2

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

Depreciation and Amortization	12,462	11,736	26.6	25.1	6.2
Capital Expenditures	17,470	7,055	37.3	15.1	147.6
(1) Exchange rate: US$1.00 = CLP 468.01
(2) MSD&A refers to Marketing selling, distribution and administrative expenses
(3) Please see full note in page before exhibits

13

Exhibit 2: Income Statement (Twelve Months Ended December 31, 2010)
AS OF DECEMBER	2010	2009	2010(1)	2009(1)	VARIANCE %
	(CLP million)	(CLP million)	(US$ million)	(US$ million)
Core revenue	820,627	758,235	1,753.4	1,620.1	8.2
Other revenue	17,631	18,310	37.7	39.1	(3.7)
Interco sales revenue	0	0	0.0	0.0	-
Net sales	838,258	776,544	1,791.1	1,659.2	7.9
Cost of goods sold	(383,813)	(365,098)	(820.1)	(780.1)	5.1
% of net sales	45.8	47.0	45.8	47.0
Gross profit	454,445	411,446	971.0	879.1	10.5
MSD&A (2)	(300,659)	(273,591)	(642.4)	(584.6)	9.9
% of net sales	35.9	35.2	35.9	35.2
Other operating income/(expenses)	1,472	(473)	3.1	(1.0)	n/a
OPERATING RESULT before NRI	155,258	137,382	331.7	293.5	13.0
% of net sales	18.5	17.7	18.5	17.7
Other NRI	6,791	0	14.5	0.0	-
OPERATING RESULT	162,049	137,382	346.3	293.5	18.0
% of net sales	19.3	17.7	19.3	17.7
Net financing expenses	(8,288)	(10,367)	(17.7)	(22.2)	(20.1)
Share of profits of associates and joint
ventures	966	1,349	2.1	2.9	(28.4)
Exchange rate differences	(1,401)	(1,390)	(3.0)	(3.0)	0.8
Results of indexed units	(5,080)	4,190	(10.9)	9.0	-
Other gains/(losses)	(655)	21,925	(1.4)	46.8	-
INCOME/(LOSS) BEFORE TAXES	147,593	153,089	300.9	327.1	(3.6)
Income tax	(27,656)	(11,724)	(59.1)	(25.1)	135.9
NET PROFIT FOR THE PERIOD	119,937	141,365	241.8	302.1	(15.2)

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	110,700	128,037	222.0	273.6	(13.5)
MINORITY INTEREST	9,237	13,328	19.7	28.5	(30.7)
Net profit attributable to Parent Company
Shareholders as % of net sales	13.2	16.5	12.4	16.5
Earnings per share	347.6	402.0	0.7	0.9	(13.5)
Earnings per ADR	1,737.8	2,010.0	3.5	4.3	(13.5)

EBITDA(3) before NRI	200,459	181,513	428.3	387.8	10.4
% of net sales	23.9	23.4	23.9	23.4
EBITDA(3)	207,250	181,513	442.8	387.8	14.2
% of net sales	24.7	23.4	24.7	23.4

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

DEPRECIATION	45,201	44,131	96.6	94.3	2.4
Capital Expenditures	64,396	57,892	137.6	123.7	11.2
(1) Exchange rate: US$1.00 = CLP 468.01 (2) MSD&A refers to Marketing selling, distribution and administrative expenses (3) Please see full note in page before exhibits

14

Exhibit 3: Segment Information - Fourth Quarter 2010
Q4	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
(CLP million)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Core revenue	89,861	85,230	49,592	42,271	64,985	58,727	29,819	30,502	10,974	10,202	0	0	245,230	226,933
Other revenue	964	918	1,077	1,040	359	225	1,806	1,890	108	320	1,179	280	5,495	4,673
Interco sales revenue	235	628	19	16	1,080	355	9	7	408	172	(1,750)	(1,223)	0	(44)
Net sales	91,060	86,777	50,687	43,327	66,424	59,308	31,634	32,399	11,490	10,694	(571)	(942)	250,725	231,562
variance %	4.9		17.0		12.0		-2.4		7.4				8.3
Cost of goods sold	(34,575)	(32,142)	(20,094)	(18,648)	(32,629)	(28,990)	(20,978)	(20,138)	(6,093)	(5,951)	3,293	2,800	(111,076)	(103,070)
% of net sales	38.0	37.0	39.6	43.0	49.1	48.9	66.3	62.2	53.0	55.6			44.3	44.5
Gross profit	56,485	54,635	30,593	24,679	33,796	30,318	10,656	12,261	5,396	4,743	2,722	1,857	139,649	128,493
MSD&A (1)	(26,063)	(27,293)	(21,914)	(18,993)	(24,581)	(20,760)	(9,838)	(9,829)	(4,040)	(3,324)	(3,604)	(4,588)	(90,041)	(84,788)
% of net sales	28.6	31.5	43.2	43.8	37.0	35.0	31.1	30.3	35.2	31.1			35.9	36.6
Other operating income/(expenses)	66	(416)	226	30	139	141	99	197	217	55	487	491	1,234	499
OPERATING RESULT before NRI(2)	30,488	26,926	8,905	5,716	9,353	9,699	917	2,629	1,573	1,474	(395)	(2,240)	50,842	44,204
variance %	13.2		55.8		-3.6		-65.1		6.7				15.0
% of net sales	33.5	31.0	17.6	13.2	14.1	16.4	2.9	8.1	13.7	13.8			20.3	19.1
NRI	0	0	0	0	0	0	0	0	0	0	0	0	0	0
OPERATING RESULT	30,488	26,926	8,905	5,716	9,353	9,699	917	2,629	1,573	1,474	(395)	(2,240)	50,842	44,204
variance %	13.2		55.8		-3.6		-65.1		6.7				15.0
% of net sales	33.5	31.0	17.6	13.2	14.1	16.4	2.9	8.1	13.7	13.8	69.1	237.6	20.3	19.1
EBITDA before NRI(2)	35,565	30,905	10,179	6,858	11,967	12,252	2,533	4,186	1,983	1,978	1,076	(239)	63,303	55,940
variance %	15.1		48.4		-2.3		-39.5		0.3				13.2
% of net sales	39.1	35.6	20.1	15.8	18.0	20.7	8.0	12.9	17.3	18.5			25.2	24.2
EBITDA	35,565	30,905	10,179	6,858	11,967	12,252	2,533	4,186	1,983	1,978	1,076	(239)	63,303	55,940
variance %													13.2
% of net sales													25.2	24.2

Q4	Beer Chile		Beer Argentina(3)		Non- alcoholic(4)		Wine(5)		Spirits		Other/eliminations		Total
VOLUMES(HL)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
SEGMENT VOLUME	1,620,729	1,595,528	1,336,124	1,254,881	1,926,456	1,794,079	273,649	291,149	58,340	55,098			5,215,298	4,990,735
variance %	1.6		6.5		7.4		-6.0		5.9				4.5
					SOFT DRINKS		CHILE DOMESTIC
					1,271,994	1,187,956	131,322	132,889
variance %					7.1		-1.2
					NECTAR		CHILE EXPORTS
					256,976	217,361	126,767	137,590
variance %					18.2		-7.9
					WATER		ARGENTINA
					397,486	388,762	15,561	20,670
variance %					2.2		-24.7
(1) MSD&A refers to Marketing selling, distribution and administrative expenses
(2) NRI refers to Non-recurring items
(3) Excludes exports to Chile of 2,468 Hl and 3,049 Hl in 2010 and 2009 respectively
(4) Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)
(5) Excludes bulk wine of 28,043 Hl and 28,633 Hl in 2010 and 2009 respectively

Q4	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/Hl)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
SEGMENT AVE. PRICE	55,445	53,418	37,116	33,685	33,733	32,734	108,960	104,762	188,096	185,167			47,021	45,471
variance %	3.8		10.2		3.1		4.0		1.6				3.4
					SOFT DRINKS		CHILE DOMESTIC
					33,129	31,751	86,775	66,929
variance %					4.3		29.7
					NECTAR		CHILE EXPORTS
					44,780	44,958	126,118	136,179
variance %					-0.4		-7.4
					WATER		ARGENTINA
					28,525	28,902	156,404	138,874
variance %					-1.3		12.6

15

Exhibit 4: Segment Information - Twelve Months December 31, 2010
AS OF DECEMBER	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
(CLP million)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Core revenue	283,448	272,681	151,952	134,771	218,841	197,432	125,790	115,726	40,596	37,625	0	0	820,627	758,235
Other revenue	2,925	3,189	2,227	2,453	1,152	945	6,484	8,978	1,184	661	3,660	2,083	17,631	18,310
Interco sales revenue	1,608	2,300	2,184	72	3,483	3,134	19	23	1,438	544	(8,732)	(6,072)	0	0
Net sales	287,981	278,170	156,363	137,296	223,476	201,512	132,293	124,726	43,218	38,830	(5,072)	(3,988)	838,258	776,544
variance %	3.5		13.9		10.9		6.1		11.3				7.9
Cost of goods sold	(113,816)	(114,108)	(66,543)	(61,154)	(108,666)	(101,075)	(83,876)	(77,855)	(22,622)	(20,602)	11,710	9,696	(383,813)	(365,098)
% of net sales	39.5	41.0	42.6	44.5	48.6	50.2	63.4	62.4	52.3	53.1			45.8	47.0
Gross profit	174,165	164,062	89,820	76,142	114,810	100,436	48,417	46,871	20,596	18,227	6,638	5,708	454,445	411,446
MSD&A (1)	(89,203)	(86,072)	(68,006)	(58,814)	(82,745)	(75,503)	(38,372)	(35,055)	(14,368)	(11,802)	(7,964)	(6,345)	(300,659)	(273,591)
% of net sales	31.0	30.9	43.5	42.8	37.0	37.5	29.0	28.1	33.2	30.4			35.9	35.2
Other operating income/(expenses)	333	(798)	214	0	299	(247)	211	404	182	(4)	233	173	1,472	(473)
OPERATING RESULT before NRI(2)	85,295	77,191	22,028	17,328	32,364	24,686	10,256	12,220	6,409	6,421	(1,093)	(464)	155,258	137,382
variance %	10.5		27.1		31.1		-16.1		-0.2				13.0
% of net sales	29.6	27.7	14.1	12.6	14.5	12.3	7.8	9.8	14.8	16.5			18.5	17.7
NRI	0	0	0	0	0	0	0	0	0	0	6,791		- 6,791	-
OPERATING RESULT	85,295	77,191	22,028	17,328	32,364	24,686	10,256	12,220	6,409	6,421	5,698	(464)	162,049	137,382
variance %	10.5		27.1		31.1		-16.1		-0.2				18.0
% of net sales	29.6	27.7	14.1	12.6	14.5	12.3	7.8	9.8	14.8	16.5			19.3	17.7
EBITDA before NRI(2)	101,041	92,138	26,879	21,943	41,982	34,375	16,727	19,100	8,081	8,221	5,749	5,736	200,459	181,513
variance %	9.7		22.5		22.1		-12.4		-1.7				10.4
% of net sales	35.1	33.1	17.2	16.0	18.8	17.1	12.6	15.3	18.7	21.2			23.9	23.4
EBITDA	101,041	92,138	26,879	21,943	41,982	34,375	16,727	19,100	8,081	8,221	12,540	5,736	207,250	181,513
variance %													14.2
% of net sales													24.7	23.4

AS OF DECEMBER	Beer Chile		Beer Argentina(3)		Non- alcoholic(4)		Wine(5)		Spirits		Other/eliminations		Total
VOLUMES (HL)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
TOTAL SEGMENT	5,147,570	5,071,571	4,142,440	3,915,792	6,590,596	6,000,137	1,204,674	1,102,482	212,245	198,992			17,297,525	16,288,974
variance %	1.5		5.8		9.8		9.3		6.7				6.2
					SOFT DRINKS		CHILE DOMESTIC
					4,342,186	3,985,684	570,312	520,657
variance %					8.9		9.5
					NECTAR		CHILE EXPORTS
					916,908	784,508	562,440	505,830
variance %					16.9		11.2
					WATER		ARGENTINA
					1,331,502	1,229,945	71,922	75,995
variance %					8.3		-5.4
(1) MSD&A refers to Marketing selling, distribution and administrative expenses
(2) NRI refers to Non-recurring items
(3) Excludes exports to Chile of 80,952 Hl and 11,260 Hl in 2010 and 2009 respectively
(4) Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)
(5) Excludes bulk wine of 79,941Hl and 117,379 Hl in 2010 and 2009 respectively

AS OF DECEMBER	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/Hl)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
SEGMENT AVE. PRICE	55,065	53,767	36,682	34,417	33,205	32,905	104,416	104,968	191,270	189,076			47,442	46,549
variance %	2.4		6.6		0.9		-0.5		1.2				1.9
					SOFT DRINKS		CHILE DOMESTIC
					32,609	32,033	75,852	67,811
variance %					1.8		11.9
					NECTAR		CHILE EXPORTS
					44,281	44,386	128,077	138,064
variance %					-0.2		-7.2
					WATER		ARGENTINA
					27,523	28,405	145,893	139,243
variance %					-3.1		4.8

16

Exhibit 5: Balance Sheet
	December 31	December 31	December 31	December 31%
	2010	2009	2010	2009	Change
ASSETS	(CLP million)	(CLP million)	(US$ million)(1)	(US$ million)(1)
Cash and cash equivalents	151,614	137,354	324	293	10.4%
Other current assets	294,668	271,033	630	579	8.7%
Total current assets	446,282	408,387	954	873	9.3%

PP&E (net)	508,162	490,251	1,086	1,048	3.7%
Other non current assets	197,245	205,078	421	438	(3.8)%
Total non current assets	705,407	695,329	1,507	1,486	1.4%
Total assets	1,151,689	1,103,716	2,461	2,358	4.3%

LIABILITIES
Loans and other liabilities	12,822	21,051	27	45	(39.1)%
Other liabilities	224,136	225,084	479	481	-0.4%
Total current liabilities	236,958	246,135	506	526	(3.7)%

Loans and other liabilities	220,145	211,839	470	453	3.9%
Other liabilities	79,512	72,535	170	155	9.6%
Total non current liabilities	299,657	284,374	640	608	5.4%
Total Liabilities	536,615	530,509	1,147	1,134	1.2%

EQUITY
Paid-in capital	231,020	231,020	494	494	0.0%
Other reserves	(37,119)	(25,194)	(79)	(54)	0.0%
Retained earnings	311,754	256,404	666	548	21.6%

Net equity attributable to parent company shareholders	505,655	462,230	1,080	988	9.4%
Minority interest	109,419	110,977	234	237	(1.4)%
Total equity	615,074	573,207	1,314	1,225	7.3%
Total equity and liabilities	1,151,689	1,103,716	2,461	2,358	4.3%

OTHER FINANCIAL INFORMATION

Total financial debt	232,967	232,890	498	498	0.0%

Net debt (2)	81,353	95,537	174	204	(14.8)%

Liquidity ratio	1.88	1.66
Financial Debt / Capitalization	0.27	0.29
Net debt / EBITDA (3)	0.39	0.53
(1) Exchange rate: US$1.00 = CLP 468.01 (2) Total financial debt minus cash & cash equivalents (3) Last 12 months of EBITDA.

17

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: February 8, 2011